Mail Stop 3561

April 23, 2009

Peter Klamka
President and Chief Executive Officer
Solar Acquisition Corp.
1905 Pauline Blvd. Suite 1
Ann Arbor, MI 48103

> **Re: Solar Acquisition Corp.**
> **Amended Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 11, 2009**
> **Amended Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 22, 2009**
> **File No. 333-152496**

Dear Mr. Klamka:

We have completed our review of your Form 10-Ks and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director